DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



04005844

January 12, 2004

Michael H. Ullman
Corporate Secretary and
Associate General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2004

Re: Johnson & Johnson
Incoming letter dated December 3, 2003

Dear Mr. Ullman:

This is in response to your letter dated December 3, 2003 concerning the shareholder proposal submitted to Johnson & Johnson by the Sisters of Charity of St. Elizabeth, the Dominican Sisters (Congregation of the Holy Cross), Sisters of Mercy of the Americas (St. Louis Province), Society of Jesus (New Orleans Province), the Sisters of St. Francis of Philadelphia, Progressive Investment Management, the Corporation of the Convent Of the Sisters of Saint Joseph, Robert C. and Martha Abshear, the Ursuline Provincialate, Catholic Health Initiatives. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sister Rosemary Moynihan, SC
The Sisters of Charity of St. Elizabeth
One Convent Road, Box 476
Convent Station, NJ, 07961-0476

200406

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Sister Nora M. Nash, OSF
Director, Corporation Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Sister Barbara Winnals, SSJ
Treasurer, the Corporation of the Convent
Of the Sisters of Saint Joseph, Chestnut Hill
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Sister Mary Sullivan, O.S.U.
Corporate Responsibility Representative
Ursuline Provincialate
323 East 198th Street
Bronx, NY 10458-4498

Sister Dorothy Berg, OP
Treasurer
Dominican Sisters
Congregation of the Holy Cross
P.O. Box 280
Edmonds, WA 98020-0280

Ms. Mary Baudouin
Assistant for Social Ministries
New Orleans Province, Society of Jesus
500 South Jefferson Davis Pkwy
New Orleans, LA 70119-7192

Mr. Jim Madden
Portfolio Manager
Progressive Investment Management
721 NW Ninth Avenue, Suite 250
Portland, OR 97520

Robert C. and Martha Abshear
298 Luna Vista
Ashland, OR 97520

Mr. Kevin E. Lofton
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202



MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

December 3, 2003

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of The Sisters of Charity of Saint Elizabeth*
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation (the "Company") to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from The Sisters of Charity of Saint Elizabeth, an organization affiliated with the Interfaith Center for Corporate Responsibility and eight other proponents (the "Proponents"). A copy of the Proposal and cover letter to Mr. William Weldon, Chief Executive Officer of the Company (the "Cover Letter"), which have been separately submitted to the Securities and Exchange Commission (the "Commission") by the Proponents, are attached hereto as Exhibit A. The Proposal requests that the Board of Directors of the Company (the "Board") "review pricing and marketing policies" and issue a report disclosing how the Company intends to respond to public pressure to reduce prescription drug pricing.

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 10, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the Commission. In order to allow the Company to complete its mailing of the 2004 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2004 Proxy Materials on either of the alternative bases set forth below:

I. Under Rule 14a-8(i)(12), because the Proposal "deals with substantially the same subject matter" as proposals included in the Company's proxy materials during the past five (5) calendar years; or

II. Under Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's "ordinary business operations."

As discussed below, the Proposal deals with substantially the same subject matter as the Previous Proposals (as defined in fn.1, below) and therefore should be excludable under Rule 14a-8(i)(12). Alternatively, the Proposal should be excluded under Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations.

ANALYSIS AND BASES FOR EXCLUSION

I. The Proposal May Be Excluded under Rule 14a-8(i)(12) Because It Deals with Substantially the Same Subject Matter as Previous Proposals Included in the Company's Proxy Materials.

The Proposal may be excluded under Rule 14a-8(i)(12) because it is substantially the same subject matter as previous proposals included in the Company's proxy materials. This Proposal, like the Previous Proposals, relates to the pricing of prescription drugs. Rule 14a-8(i)(12)(iii) allows the exclusion of a proposal if, within the preceding 5 calendar years, the proposal was proposed three times or more and it received less than 10% of the vote on its last submission to the shareholders, which is the case here. In 2000, 2001 and 2002, the Company included shareholder proposals in its proxy materials directly related to prescription drug pricing.[1] At the Company's 2002 Annual Meeting of Shareholders, this proposal received less than 3% of the vote on its last submission to shareholders. As a result proposals dealing with substantially the same subject matter, like the Proposal, may be properly excluded by the Company from its 2004 Proxy Materials.

In light of this fact, Proponents have attempted to recast the Proposal. Rather than directly requesting the Board to implement a policy to reduce prices for prescription drugs and report to shareholders on the policy and its implementation, the Proponents ask the Board to

---

[1] Copies of these proposals are included as Exhibits B, C and D, respectively. The proposals are individually referred to herein as the "2000 Proposal", "2001 Proposal" and "2002 Proposal" and are collectively referred to herein as the "Previous Proposals".

"review pricing and marketing policies" and prepare a report on how the Company will respond to increasing public pressure to increase access to and affordability of prescription drugs. However, in both cases, the clear underlying intent is to present a proposal to shareholders related to prescription drug pricing. Indeed, the Cover Letter submitted to the Company *by the lead Proponent* flatly states: "We are particularly concerned that the prohibitive cost of these drugs has prevented tens of millions of Americans who are uninsured or underinsured from accessing them" (see Exhibit A).

The Proponents' attempt to distinguish the Proposal from the Previous Proposals is precisely what the Commission sought to address when it implemented Rule 14a-8(i)(12). In adopting the final language of the rule, the Commission indicated that the relevant considerations under Rule 14a-8(i)(12) are the "substantive issues raised by the proposals and not the specific language of the proposals or the actions proposed." See Exchange Act Release No. 34-20091 (August 16, 1983). The Commission stated that, "contrary to the rule's stated objective, security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest." See Exchange Act Release No. 34-19135 (October 14, 1982). As noted above, the Proposal and the Previous Proposals are all proposals related to prescription drug pricing, and with less than 3% votes cast in favor of this proposal on its last submission, the Company's shareholders have indeed "shown little interest" in this proposal and those like it.

To prevent shareholders from continually having to re-address an issue, the Commission drafted Rule 14a-8(i)(12) to focus on proposals that deal with "substantially the same subject matter" rather than proposals that are "substantially the same," which was the standard under the prior version of the rule. In making this change in the text of the rule, the Commission intended to remedy situations in which proponents, such as those here, sought to avoid the restrictions of the rule "by simply recasting the form of the proposal, expanding its coverage, or by otherwise changing its language." Id.

The Staff has regularly applied Rule 14a-8(i)(12) to permit the exclusion of proposals dealing with similar substantive concerns in a manner consistent with this intent, and the Staff has taken no-action positions with respect to numerous proposal re-submissions that deal with similar substantive concerns, regardless of differences in language or proposed action. See, e.g., Dillard's, Inc. (March 22, 2002) (proposal seeking adoption of code of conduct relating to human rights deals with substantially the same subject matter as prior proposals calling for a report describing company's actions to ensure that it does not do business with overseas suppliers who use forced or child labor); Eastman Chemical Co. (February 28, 1997) (proposal seeking report on legal issues relating to supply of raw materials to tobacco companies deals with substantially the same subject matter as prior proposal seeking divestiture of product line); Gannet Co., Inc. (February 12, 1996) (proposals seeking policies to limit occurrence and impact of tobacco advertising deal with substantially similar subject matter as prior proposals requesting research and reports on tobacco advertising); see also BankBoston Corp. (May 27, 1999) (finding some basis for exclusion under Rule 14a-8(i)(12) since the proposal and prior proposals, although not identical, dealt with same subject matter); Merck & Co., Inc. (January 28, 1999) (same); Philip

Morris Companies, Inc. (January 24, 1994) (same). Omission of the Proposal would be consistent with the Staff's previous no-action positions.

As the Proposal deals with substantially the same subject matter as the Previous Proposals, the Company believes that it may omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(12).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to the Company's Ordinary Business Operations.

This Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations.

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In order to determine whether a proposal requesting preparation and dissemination of a special report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff has indicated that it "will consider whether the subject matter of the special report . . . involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983).

The Company believes that the Proposal may be excluded from the Company's 2004 Proxy Materials because the subject of the Proposal intrudes upon the Company's ordinary business operations. The Proposal requests that the Board review pricing and marketing policies and prepare a report on how the Company intends to respond to public pressure related to the affordability of prescription drugs.

The Staff has generally found that proposals related to product pricing, marketing and other such strategic decisions are generally excludable under Rule 14a-8(i)(7) because they relate to ordinary business operations. See, e.g., American Telephone and Telegraph Company (avail. December 31, 1991) (relating to AT&T's method of timing and billing for residential toll calls) and Johnson & Johnson (avail. February 14, 2003) (a proposal by this Proponent to the Company relating to marketing payments and incentive programs made to influence the selection of particular drugs). This Proposal relates directly to how the Company prices and markets its products. In this regard, it is a routine part of the Company's ordinary business to make strategic decisions concerning its marketing efforts and the prices for which it will sell its products. Many complex factors are considered in determining prescription drug prices, marketing budgets and incentive programs. These include, among many others, an evaluation of the clinical benefits of the product, the cost to develop the product, an evaluation of competing products, an evaluation of alternative forms of treatment (such as surgery and or alternative therapies), demand for the product, changes in indications for use of existing products, the expiration of patents, the availability of generic alternatives and production costs.

The Staff has indicated that pharmaceutical pricing may not be excludable because it is considered a significant social policy (see Eli Lilly and Co., avail. February 25, 1993). However, this Proposal also requests that the Board review "marketing policies", which are clearly within the scope of the ordinary business exclusion, such as the Company's marketing and incentive programs and strategic considerations. Moreover, the mere fact that a proposal may be tied to an issue of social policy will not alone remove it from the sphere of "ordinary business operations." See PepsiCo, Inc. (avail. Mar. 24, 1993) (exclusion of a proposal concerning an employer's employment practices).

The Staff has frequently taken the position that proponents may not circumvent the prohibition on proposals involving ordinary business matters by bundling such matters with significant policy issues. See, e.g., Wal-Mart Stores, Inc. (avail. Mar. 15, 1999) (exclusion of proposal requiring company to report on actions it has taken to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); Chrysler Corp. (avail. Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters").

In fact, the Staff has previously taken the position that proposals similar to the Proposal in that they raised social issues, were excludable under Rule 14a-8(i)(7) despite assertions that they related to significant social policy issues. For example, in Mead Corp. (avail. Jan. 31, 2001), the Staff allowed the company to exclude a proposal requesting that the board of directors prepare a report on the current status of the company's environmental risks and liability projection methodology as it related to Mead's ordinary business operations. See also Dillard Department Stores, Inc. (avail. Mar. 13, 1997) (company could exclude shareholder proposal requesting that the board of directors report on its Standards for Vendor Partners and review compliance mechanics for vendors, subcontractors and buying agents).

As the Proposal involves the Company's actions with respect to the price and marketing of its particular products, the Company believes that it may omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing, the Company hereby respectfully requests that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at Johnson & Johnson at (732) 524-2464, or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653, if we can be of further assistance in this matter.

Regards,



Michael H. Ullmann
Corporate Secretary and
Associate General Counsel

cc: The Sisters of Charity of Saint Elizabeth, Sister Rosemary Moynihan, SC
Distribution List attached with 8 other Shareholders who are co-sponsors
Amy L. Goodman, Esq.

DISTRIBUTION LIST

Sister Rosemary Moynihan, SC
The Sisters of Charity of St. Elizabeth
One Convent Road, Box 476
Convent Station, NJ 07961-0476

Sister Dorothy Berg, OP
Treasurer
Dominican Sisters
Congregation of Holy Cross
P.O. Box 280
Edmonds, Washington 98020-0280

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Ms. Mary Baudouin
Assistant for Social Ministries
New Orleans Province, Society of Jesus
500 South Jefferson Davis Pkwy
New Orleans, LA 70119-7192

Sister Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Mr. Jim Madden
Portfolio Manager
Progressive Investment Management
721 NW Ninth Avenue, Suite 250
Portland, Oregon 97209

Sister Barbara Winnals, SSJ
Treasurer, The Corporation of the Convent
Of the Sisters of Saint Joseph, Chestnut Hill
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Robert C. and Martha Abshear
298 Luna Vista
Ashland, OR 97520

Sister Mary Sullivan, O.S.U.
Corporate Responsibility Representative
Ursuline Provincialate
323 East 198th Street
Bronx, New York 10458-4498

Mr. Kevin E. Lofton
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

EXHIBIT A

WCW
NOV 3 2003
JS 3218

October 30, 2003

Mr. William Weldon, CEO
Johnson & Johnson, Inc.
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Dear Mr. Weldon,

The Sisters of Charity of Saint Elizabeth believe that access to life enhancing and sustaining pharmaceutical drugs is a human right. We are particularly concerned that the prohibitive cost of these drugs has prevented tens of millions of Americans who are uninsured or underinsured from accessing them. This is a critical social justice issue in our day. One aspect of the high cost of these drugs is related to marketing and advertising including incentives for health professionals. Therefore, the Sisters of Charity request the Board of Directors to provide a report to shareholders on how our company will respond to rising regulatory, legislative and public pressure to increase access to needed prescription drugs as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are members of the Interfaith Center on Corporate Responsibility (ICCR), an association of over 275 religious investors who are committed to addressing social issues as shareholders. The Sisters of Charity are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain share through the annual meeting.

I have been authorized by the Sisters of Charity of Saint Elizabeth to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

We welcome dialogue on this important issue.

Sincerely,

Sister Rosemary Moynihan

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY
MDCCCLIX

GENERAL COUNCILOR
RMOYNIHANSC@AOL.COM

P 973 290 5403
F 973 290 5335
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961 0476

PRESSURES TO INCREASE ACCESS TO & AFFORDABILITY OF PRESCRIPTION DRUGS

Be It Resolved: That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs.

Supporting Statement:

The pharmaceutical industry faces a number of long-term challenges that threaten our Company's viability and could adversely affect shareholder value.

"The pharmaceutical industry and its legal representatives are now beset by a torrent of suits alleging fraud and predatory pricing, demands for more stringent regulation, and investigation of longstanding practices in patenting, promoting and producing drugs." *(Drug Wars,* American Bar Association Journal, December 2002).

The pharmaceutical industry "depends heavily on public trust" and is particularly vulnerable in times of crisis and/or controversy, according to Rating Research LLC. (*Reputation Strength Rating*, Rating Research LLC, June 2003).

Only 13% of people "normally believe a statement by a pharmaceutical company." (*Attitudes to Government Regulation Vary Greatly For Different Industries*, Harris Interactive, 2 April 2003).

57% of Americans think our industry "should be more regulated by government." Only 7% responded they preferred less regulation. (*Attitudes to Government Regulation Vary Greatly For Different Industries*, Harris Interactive, 2 April 2003).

In an annual survey conducted by the Kaiser Commission on Medicaid and the Uninsured, nearly all states reported taking action to rein in prescription drug costs in the past year (*Rising Costs Prompt States to Reduce Medicaid Further*, NY Times, 23 September 2003)

Given the social and political pressures to resolve the issue of accessibility and affordability of healthcare in the US, we believe the directors of our company have a duty to inform shareholders of the steps taken to address the challenges confronting our industry: negative public perceptions, legal actions at state and federal levels on prescription access and anti-trust issues, law suits alleging antitrust and consumer fraud violations.


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

October 30, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Johnson & Johnson Corporation, have asked to be included in the 2003 proxy statement.

Also, enclosed is a copy of the cover letter to Mr. William Weldon, CEO of the Johnson & Johnson, Corporation.

Sincerely,

Sister Rosemary Moynihan

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY
MDCCCLIX

GENERAL COUNCILOR
RMOYNIHANSC@AOL.COM

P 973 290 5403
F 973 290 5335
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961 0476

EXHIBIT B

2000 PROXY STATEMENT

SHAREOWNER PROPOSAL ON PHARMACEUTICAL PRICING

The following shareowner proposal has been submitted to the Company for action at the meeting by the Dominican Sisters, Congregation of Holy Cross, 23120 Woodway Park Road, Edmonds, Washington 98020, owner of 700 shares of the Company's common stock. Thirteen other groups whose names, addresses and shareholdings will be supplied upon oral or written request to the Secretary of the Company have co-sponsored the proposal. The affirmative vote of a majority of the votes cast at the meeting by or on behalf of the shareowners is required for approval of a shareowner proposal. The text of the proposal is as follows:

"Drug Pricing

Johnson & Johnson"

"WHEREAS:

Health Care Financing Administration data, based on five year figures through 1998, shows spending on prescription drugs rising 12% per year, more than double the 5.1% increase in national health expenditures;

A 1998 House Committee Report found that:

- Older Americans and other individuals (e.g., the uninsured and the underinsured) who buy prescription drugs in the retail market pay substantially more for drugs than drug manufacturers' "favored customers" (federal government agencies and large HMO's);
- Pharmacies appear to have small mark-ups in prices of prescription drugs;

These higher prices are also borne by institutional health care facilities;

Drug prices are consistently higher in the US retail market than in other industrialized countries. Recent studies reveal that eight antidepressants and anti-psychotic drugs cost, on average, twice as much in the US as in European and other North American industrialized countries.

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches to keep drug prices at reasonable levels.

2. Report to shareholders by September 2000 on changes in policies and pricing procedures for pharmaceutical products (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. The manufacturing, selling, marketing and administrative costs often contribute far more to the price of a drug than research costs. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts."

If you AGREE, please mark your proxy FOR this resolution.

MANAGEMENT'S STATEMENT IN OPPOSITION TO SHAREOWNER PROPOSAL

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

Johnson & Johnson is keenly aware of concerns about the cost of health care and, as a comprehensive health care products company, we will continue our practice of pricing our products responsibly. Over the last 10 years, the weighted average compound growth rate of price increases in the United States for health care products (prescription and over-the-counter drugs and hospital and professional medical products) sold by the Company and its affiliates has been well below the rate of inflation in this country. For example, in the five years from 1994 to 1998, the U.S. Consumer Price Index increased by an average of 2.4% per year, while the price of the Company's health care products sold in the U.S. increased by an average of less than 1% per year.

It is important to note that the increase in expenditures for prescription medicines in the U.S. is primarily the result of increased use of medicines to extend, enhance and save lives, and not the result of price increases. In fact, the increased use of pharmaceuticals has been associated with a **reduction** in overall health care costs, particularly costs associated with expensive or invasive interventions, such as surgery and hospitalization. One recent independent study found that every dollar spent on medicines is associated with a $4 reduction in hospital spending.

We also believe it is inappropriate to make price comparisons with markets outside the United States. Prices vary around the world for many reasons, including local marketplace and competitive circumstances as well as the cost of gaining regulatory approval and running our business in a particular region. Over time, currency fluctuations can also produce substantial differences in prices between countries. Recently, the strength of the U.S. Dollar versus other currencies has contributed to these price differences between the higher prices in the United States as compared with other countries.

The future of our pharmaceutical business depends on continued intensive investment in research and development that will yield new and innovative medicines for the treatment of disease and will bring down the cost of health care over the long term. In order to continue this research and assure the future of its business, the Company must have the latitude to price its products based on marketplace forces and in a way that yields the required revenue. The steadily increasing cost of research and development makes this particularly important.

Capping individual prices on prescription drugs in the U.S. based on a formula or on arbitrary comparisons with selected world markets would inhibit our ability to compete in the marketplace and is contrary to the best interests of the patients we serve, as well as the Company and its shareowners.

It is, therefore, recommended that the shareowners vote AGAINST this proposal.

OTHER MATTERS

The Board of Directors does not intend to bring other matters before the meeting except items incident to the conduct of the meeting, and the Company has not received timely notice from any shareowner of an intent to present a proposal at the meeting. On any matter properly brought before the meeting by the Board or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment.

EXHIBIT C

2001 PROXY STATEMENT

SHAREOWNER PROPOSAL ON PHARMACEUTICAL PRICING

The following shareowner proposal has been submitted to the Company for action at the meeting and co-sponsored by The Dominican Sisters, Congregation of Holy Cross, and 16 other shareowners, which are associated with the Interfaith Center for Corporate Responsibility. The names, addresses and shareholdings of these shareowners will be supplied upon oral or written request to the Secretary of the Company. The affirmative vote of a majority of the shares voted at the meeting is required for approval of the shareowner proposal. The text of the proposal is as follows:

"JOHNSON & JOHNSON
DRUG PRICING RESOLUTION"

"WHEREAS:

Important as prescription drugs are, not everyone has access to them. Millions of Americans have inadequate or no insurance coverage for drugs;

Most people without drug coverage purchase their needed drugs at a retail pharmacy;

A Report prepared for the President by the Department of Health and Human Services (*"Prescription Drug Coverage, Spending, Utilization, and Prices"*, April 2000) found that:

- Individuals without drug coverage pay a higher price at the retail pharmacy than the total price paid on behalf of those with drug coverage.
- In 1999, excluding the effects of rebates, the typical cash customer paid nearly 15% more than the customer with third-party coverage. For a quarter of the most common drugs, the price difference between cash and third parties was even higher — over 20%.
- For the most commonly prescribed drugs, the price difference between cash customers and those with third-party coverage grew substantially larger between 1996 and 1999.

This same Report found that the markup added by the wholesaler, after purchase from the manufacturer, is "generally small, perhaps 2% - 4%" (ch.3, p.101);

The literature cited in the Report suggests that pharmacy margins have been falling in recent years; (p.103)

Pharmaceutical manufacturers spent $1.9 billion on advertising in 1999 — double the amount spent in 1997 (*"Business Week"*, May 22, 2000);

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on prescription drugs, utilizing a combination of approaches to keep drug prices at reasonable levels.

2. Report to shareholders by September, 2001 on changes in policies and pricing procedures for prescription drugs (withholding any competitive information, and at reasonable cost).

Supporting Statement

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. Advertising is another significant company expenditure. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts."

MANAGEMENT'S STATEMENT IN OPPOSITION TO SHAREOWNER PROPOSAL

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

Johnson & Johnson is keenly aware of the need to broaden access to life-saving and life-enhancing pharmaceuticals. We also strongly support efforts to achieve this goal through market-based approaches that provide consumers with access to all FDA-approved medicines and the ability to choose among a variety of prescription drug plans. The Company supports adding such a prescription drug benefit to a modernized and strengthened Medicare program. Recognizing that change may take time, the Company also supports interim solutions that would improve seniors' access to medicines while not impeding progress toward comprehensive Medicare modernization. Such approaches could include voluntary, private-sector insurance for medicines with subsidies for lower-income seniors. It could also include Federal grants to states to offer assistance to lower-income elderly or those with high expenditures for medicines.

As a comprehensive health care products company, we will continue our practice of pricing our products responsibly. Over the past ten years, the weighted average compound growth rate of price increases for health care products sold by the Company and its affiliates in the U.S., including prescription and over-the-counter drugs and hospital and professional medical products, has been well below the rate of inflation.

While much attention is focused on prescription drug *prices*, it is important to remember that medicines are among the most effective and cost-effective ways to prevent and cure disease and relieve human suffering. Prescription medicines have been associated with a *reduction* in overall health care costs, particularly costs associated with expensive or invasive interventions, such as surgery and hospitalization. One independent study, for example, found that every dollar spent on prescription medicines is associated with a $4 reduction in hospital spending.

Continued intensive investment in research and development is essential for the well-being of patients everywhere and the future of our pharmaceutical business. Such research is costly and time-consuming. The Company must have the latitude to price its products based on marketplace forces so as to be able to continue to invest aggressively in research and development. A formal policy limiting U.S. price increases on individual prescription drugs would impede research and development, inhibit the Company's ability to compete in the marketplace, and is contrary to the interests of patients, the Company and its shareowners.

It is, therefore, recommended that the shareowners vote AGAINST this proposal.

OTHER MATTERS

The Board of Directors does not intend to bring other matters before the meeting except items incident to the conduct of the meeting, and the Company has not received timely notice from any shareowner of an intent to present a proposal at the meeting. On any matter properly brought before the meeting by the Board or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment.

EXHIBIT D

2002 PROXY STATEMENT

SHAREOWNER PROPOSAL ON PHARMACEUTICAL PRICING

The following shareowner proposal has been submitted to the Company for action at the meeting by 18 shareowners whose names, addresses and respective shareholdings will be supplied upon oral or written request to the Secretary of the Company. The affirmative vote of a majority of the shares voted at the meeting is required for approval of the shareowner proposal. The text of the proposal is as follows:

"Lower Pharmaceutical Prices"

"Whereas:

Tens of millions of Americans have severely limited or no practical access to needed prescription drugs because they are uninsured or underinsured;

Johnson & Johnson has stated that it "is keenly aware of the need to broaden access to life-saving and life-enhancing pharmaceuticals;" (2001 Proxy Statement)

Our company further states that it "will continue our practice of pricing our products responsibly... Over the past ten years... price increases for health care products... including prescription and over-the counter drugs and hospital and professional medical products, has been well below the rate of inflation;" (2001 Proxy Statement).

Holding down the average price increases for pharmaceuticals to below the inflation rate does not, in itself, provide any relief for those for whom prescription drugs are already unaffordable;

Johnson & Johnson is one of the world's largest pharmaceutical companies, marketing more than 100 prescription drugs; it is the sixth largest seller of prescription drugs in the US;

Our company's pharmaceutical segment is the most profitable of its three business segments, having almost $12 billion in sales in 2000, an increase from $10.7 billion in 1999 and $8.9 billion in 1998. This segment accounted for 41% of total revenue, and had operating profit of 34.9% (accounting for 62% of total operating profit);

In 2000, Johnson & Johnson reported selling, marketing and administration expenses as 37.2% of total sales, and research and development expenses as 10.04% of total sales; (2000 Annual Report, p. 50)

Therefore Be It Resolved: Shareholders request the Board of Directors to: 1. Create and implement a policy of price reduction on the pharmaceuticals needed for Americans' most frequent illnesses. 2. Report to shareholders by September 2002 on such a policy and its implementation (withholding any competitive information, and at reasonable cost).

Supporting Statement: Lower prices for some drugs could mean that more consumers could afford them. Supporters of such a strategy argue that it often leads to an increased volume in sales, which makes up for any decrease in profits resulting from the lower prices. Lowering prices is an ancient and fundamental method of creating price competition, and is used by companies to this day.

Such efforts on the part of pharmaceutical companies could forestall federal or state regulations that might be more severe than companies or shareholders would countenance.

We urge you to vote FOR this resolution."

MANAGEMENT'S STATEMENT IN OPPOSITION TO SHAREOWNER PROPOSAL

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

The most effective way to ensure access to life-saving and life-enhancing pharmaceuticals is to extend insurance for prescription medicines to those who now lack adequate drug coverage. Such coverage should be market-based, provide participants with access to all FDA-approved medicines, and offer a variety of prescription drug plans.

Johnson & Johnson strongly supports adding a prescription drug benefit to a modernized and strengthened Medicare program. Until such broad change occurs, we support a private-sector medicine-only benefit for seniors who lack an adequate drug benefit. Seniors will be best served if such coverage features subsidies for lower-income seniors, provisions that limit out-of-pocket expenses, access to all FDA-approved medicines and a choice of plans.

Even as we work toward better prescription drug coverage, we have priced — and will continue to price — our products responsibly. The weighted average compound growth rate of price increases for our health care products in the U.S. has been well below the rate of inflation. These include prescription and over-the-counter medicines as well as hospital and professional medical products.

We have also continued to help the neediest patients through our patient assistance programs, which provide free medications, and through our participation in a wide range of State programs offering prescription medicines at reduced cost to low income elderly and the disabled who do not qualify for Medicaid.

Medicines today have become the best and most cost effective way to relieve human suffering and prevent, manage and even cure a wide range of diseases — progress that is due largely to the very significant investments in research and development made by pharmaceutical companies. Numerous studies also underscore the value of pharmaceutical innovation for the health of people everywhere and the important promise the industry's research holds to find additional cures and treatments for the future.

Such research is costly and, as technology advances, it is becoming even more expensive. Today it takes an average of $800 million to bring a drug to market. The Company must have the latitude to price its products based on marketplace forces in order to be able to continue to invest aggressively in research and development. A formal policy of U.S. price reductions on prescription drugs would impede research and development, inhibit the Company's ability to compete in the marketplace, and is contrary to the interests of patients, the Company and its shareowners.

It is, therefore, recommended that the shareowners vote AGAINST this proposal.

OTHER MATTERS

The Board of Directors does not intend to bring other matters before the meeting except items incident to the conduct of the meeting, and the Company has not received timely notice from any shareowner of an intent to present a proposal at the meeting. On any matter properly brought before the meeting by the Board or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 3, 2003

The proposal requests that board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under Rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., marketing and public relations). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on
rule 14a-8(i)(7).

Sincerely,



Michael R. McCoy
Attorney-Advisor